Exhibit 99.1

Ofer Ship Holding Deploys FleetBroadband Multi-voice
service with Station711

Airport City Business Park, Israel – June 14, 2012 – Station711, the innovative and flexible Mobile Satellite Services division of RRsat Global Communications Network Ltd (NASDAQ: RRST), announced today that Ofer Ship Holding has adopted the new FleetBroadband Multi-voice capability. The decision was made after a trial period, where Station711 and Inmarsat lead the technical aspects of the new service.

The deployment on ZIM CONSTANZA comes just days after FleetBroadband's new multi-voice capability became commercially available. The ZIM CONSTANZA is a 4,250 TEU container vessel with a crew of 27 onboard. Station711, an Inmarsat distribution partner, added a Vocality PBX to work alongside the ship's installed JRC-500.

"It was easy to integrate the FleetBroadband Multi-voice capability into the vessel's infrastructure," said Dotan Sofer of Ofer Ship Holding. "The high quality of the multiple voice lines is the same as we had previously on the existing FleetBroadband terminal. The crew really appreciates the added flexibility and privacy that this service provides."

FleetBroadband Multi-voice is integrated into Inmarsat's core network, ensuring a high-quality voice service. Supporting up to 9 simultaneous calls, it allows vessel owners and managers to separate crew communications from operational use, making it easier for crew to make and receive personal low-cost calls away from the bridge.

"FleetBroadband Multi-voice adds significant value to the service, and we expect it to be very attractive to the shipping companies we work with," said Kobi Ohayon, Sales Director at Station711. "Not only does the crew now have more privacy for their calls, for which they can use our low-cost prepaid cards, but they are also receiving the same high quality voice service as the bridge."

"Within days of releasing this new capability, we have seen intense interest from our distribution partners and service providers," said Frank Coles, President, Inmarsat Maritime. "This is a simple but effective solution to the growing need for separate crew calling facilities, delivered with the same high quality standard as all Inmarsat services."

FleetBroadband Multi-voice can be accessed on existing FleetBroadband equipment, and with the same per-minute tariff for both pre-paid and post-paid calls. It also supports the "505" emergency calling capability that connects a vessel immediately to a Maritime Rescue Centre.

About Station711
Being the mobile satellite arm of RRsat Global Communications Network Ltd. (NASDAQ: RRST), Station711 provides communications solutions to the maritime, terrestrial and aviation markets. As Inmarsat’s 4th generation distribution partner, with our own LES for existing and evolved Inmarsat services and via our own global teleports and fiber optics network, Station711 has you covered to guarantee seamless global communications anywhere, anytime. The Station711 platform, based on the most advanced technologies, can be integrated into yours existing communications infrastructures. This unique capability results in significant cost and resource savings.

For more information, visit www. station711.com

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, end-to-end, content management and distribution services to the rapidly expanding television and radio broadcasting industries, covering more than 150 countries. Through its RRsat Global Network, composed of satellite and terrestrial fiber optic capacity and the public Internet, RRsat provides high-quality and flexible global distribution services 24/7 to more than 630 channels reaching multiplatform operators, Internet TV and direct-to-home viewers worldwide and also offers occasional use services for sports, news and events with a fleet of flyaways and over 10 transportable satellite news gathering services (SNG) units.  More than 130 television and radio channels use RRsat’s advanced production and playout centers comprising comprehensive media asset management services.

Visit the company's website www.rrsat.com

About Inmarsat
Inmarsat plc is the leading provider of global mobile satellite communications services. Since 1979, Inmarsat has been providing reliable voice and high-speed data communications to governments, enterprises and other organizations, with a range of services that can be used on land, at sea or in the air. Inmarsat employs around 1,500 staff in more than 40 locations around the world, with a presence in the major ports and centres of commerce on every continent. For the year ended 31st December 2011, Inmarsat plc had total revenue of US$1,409 million and an EBITDA of US$854 million. Inmarsat is listed on the London Stock Exchange (LSE:ISAT.L).

For more information, please visit www.inmarsat.com.

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the North American market, (ix) our ability to develop and expand our relationship with mobile satellite services distribution partners; and (x) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2011and our Current Reports on Form 6-K.

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Information in this press release concerning Inmarsat and Ofer Ship Holding is based on information provided by these organizations and has not been independently verified by RRsat.

Press Contact:
Avi Koren, Marketing Director
Tel: +972 54 9955617
Email: avi.koren@station711.com